Exhibit 99.2

Schedule A

Certain Information Regarding the Reporting Persons[1]

Name of Beneficial Owner	Class A Common Stock[2] Shares	Class A Common Stock[2] % of Class A	Class B Common Stock[3] Shares	Class B Common Stock[3] % of Class B	% of Total Common Stock[4]	% of Total Voting Power[5]
Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust	–	–	147,969	0.3%	0.2%	0.3%
The Bank of Nova Scotia Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-1	–	–	1,279,126	2.4%	1.4%	2.3%
1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2	–	–	1,546,641	3.0%	1.7%	2.7%

(1) All references to the number of shares outstanding are as of October 23, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on October 29, 2026, as adjusted to account for the conversion of an aggregate of 412,624 shares of Class B Common Stock into 412,624 shares of Class A Common Stock in connection with sales by the Reporting Persons and Settlement T-551-7 from October 29, 2026 through November 4, 2026 (the "Conversion").

(2) The information shown in the table with respect to the percentage of currently issued Class A Common Stock beneficially owned is based on 41,166,905 shares of Class A Common Stock outstanding as of October 23, 2026, as adjusted for the Conversion, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

(3) The information shown in the table with respect to the percentage of Class B Common Stock beneficially owned is based on 52,223,183 shares of Class B Common Stock outstanding as of October 23, 2026, as adjusted for the Conversion, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

(4) The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 41,166,905 shares of Class A Common Stock and 52,223,183 shares of Class B Common Stock outstanding as of October 23, 2026, as adjusted for the Conversion.

(5) With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 23, 2026, as adjusted for the Conversion, which is comprised of 41,166,905 shares of Class A Common Stock and 52,223,183 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.